December 5, 2007
VIA EDGAR
Jessica Barberich
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BioMed Realty Trust, Inc.
Form 10-K for the year ended December 31, 2006
Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007
File No. 1-32261
Dear Ms. Barberich:
BioMed Realty Trust, Inc. (“BioMed” or the “Company”) is in receipt of the Staff’s letter dated November 27, 2007 in response to the Company’s letter dated November 19, 2007 regarding the above-referenced filings. Our responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and our response for each item below.
Form 10-Q for the period ended June 30, 2007
Off Balance Sheet Arrangements, page 30
1.	We note your response to prior comment 3, which states that under the terms of the operating agreement for PREI II LLC, if one party to the agreement objects to a proposed sale of the ownership interest and the other party proceeds with the proposed sale, the party that objected to the sale has the option of dissolving the entity within 30 days after the consummation of the sale. With respect to your determination that PREI should not be considered a de facto agent under the provisions of paragraph 16(d) of FIN 46R, please explain your consideration of the effect of this option to dissolve the entity on the other party’s ability to manage the economic risks or realize the economic rewards from its interest in the variable interest entity through the sale, transfer, or encumbrance of that interest.
BioMed Response: Under paragraph 16(d) of FIN 46R, a de facto agency relationship is created when, pursuant to an agreement, a party cannot sell, transfer or encumber its interest without the prior approval of another party to that agreement. PREI II LLC has two members: BMR-JV I Holdings LLC (an indirect wholly-owned subsidiary of BioMed) and The Prudential Insurance Company of America. Pursuant to the operating agreement of PREI II LLC, either member may sell its interest in PREI II LLC without the approval of the other member.
The non-selling member’s option to commence liquidation of PREI II LLC if it does not approve of the new owner does not constrain the selling member’s ability to sell its interest and realize the economic benefits therefrom. The liquidation option may only be exercised after the sale has occurred and the selling member has realized the economic benefits associated with its interest. BioMed believes that there would be a sufficient number of qualified buyers to consummate the sale. In negotiating sales price, a buyer would likely consider the risk of liquidation and related costs if the option was exercised, as well as achieving a reasonable return on its investment. However, these same considerations would be evaluated by the selling member in managing its economic interest in PREI II LLC.
As a result, in consummating a sale of its interest in PREI II LLC, the selling member can realize the economic rewards from its interest, and, because approval of the sale from the other member is not required, the selling member is not restricted from doing so. BioMed therefore concluded that PREI II LLC should not be considered a de facto agent under the provisions of paragraph 16(d) of FIN 46R.

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Please direct any comments or questions regarding the foregoing to the undersigned at (858) 485-9840. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ ALAN D. GOLD

Alan D. Gold Chairman, President and Chief Executive Officer

cc:	Kent Griffin, BioMed Realty Trust, Inc. Greg Lubushkin, BioMed Realty Trust, Inc. Jonathan P. Klassen, BioMed Realty Trust, Inc. Craig M. Garner, Latham & Watkins LLP Lionel Deschamps, KPMG LLP